Mail Stop 5546

April 4, 2008

Via U.S. Mail and Facsimile (414-964-8615)

Michael J. Koss
Vice Chairman, President, Chief Executive Officer,
        Chief Operating Officer, and Chief Financial Officer
Koss Corporation
4129 North Point Washington Avenue
Milwaukee, Wisconsin 53212

>   **Re: Koss Corporation**
>   **Form 10-K for Fiscal Year Ended June 30, 2007**
>   **Filed August 20, 2007**
>   **File No. 0-03295**
>   **Response Letter Dated April 2, 2008**

Dear Mr. Koss:

        We refer you to our comment letter dated March 26, 2008 regarding business contacts with Cuba, Iran, North Korea, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

>   Sincerely,

>   Cecilia Blye, Chief
>   Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director
        Division of Corporation Finance

        Kyle Moffat
        Accounting Branch Chief
        Division of Corporation Finance